SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Sprott Focus Trust, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

85208J109

(CUSIP Number)

W. Whitney George

c/o Sprott Asset Management USA Inc.

777 Post Road, 2nd Floor

Darien, Connecticut 06820

Telephone Number: (203) 656-2432

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85208J109	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON W. Whitney George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,836,021
	8	SHARED VOTING POWER 1,440,075
	9	SOLE DISPOSITIVE POWER 5,836,021
	10	SHARED DISPOSITIVE POWER 1,440,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 7,276,096
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 85208J109	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Meredith George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,431,698
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,431,698
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,431,698
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 85208J109	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON The Meredith and Whitney George Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,440,075
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,440,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,440,075
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 85208J109	13D	Page 5 of 7 Pages

This Amendment No. 20 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 20”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons with respect to the Common Stock, $0.001 par value per share, of Sprott Focus Trust, Inc., a diversified closed-end investment company incorporated under the laws of the State of Maryland (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 20 shall have the meanings set forth in the Schedule 13D. The Reporting Persons are filing this Amendment No. 20 to Schedule 13D to report a change in their respective beneficial ownership percentages of the Shares, as indicated in Item 5 below. Except as amended and supplemented by this Amendment No. 20, the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, the Reporting Persons beneficially own in the aggregate 8,707,794 Shares, which represents approximately 33.5% of the Issuer’s outstanding Shares. The percentage ownership of Shares set forth in this Amendment No. 20 is based on the 26,024,633 Shares issued and outstanding as of June 30, 2018, as reported by the Issuer in its 2018 Semi-Annual Review and Report to Shareholders filed with the Securities and Exchange Commission on August 30, 2018.

As of the date hereof, W. Whitney George may be deemed to be the beneficial owner of 7,276,096 Shares, constituting 28.0% of the Shares. W. Whitney George has the sole power to vote or direct the vote of 5,836,021 Shares and the shared power to vote or direct the vote of 1,440,075 Shares. W. Whitney George has the sole power to dispose or direct the disposition of 5,836,021 Shares and the shared power to dispose or direct the disposition of 1,440,075 Shares.

As of the date hereof, Meredith George may be deemed to be the beneficial owner of 1,431,698 Shares, constituting 5.5% of the Shares. Meredith George has the sole power to vote or direct the vote of 1,431,698 Shares and the shared power to vote or direct the vote of 0 Shares. Meredith George has the sole power to dispose or direct the disposition of 1,431,698 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, The Meredith and Whitney George Family Foundation, Inc. may be deemed to be the beneficial owner of 1,440,075 Shares, constituting 5.5% of the Shares. The Meredith and Whitney George Family Foundation, Inc. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,440,075 Shares. The Meredith and Whitney George Family Foundation, Inc. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,440,075 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit B attached hereto.

(e)	N/A

CUSIP No. 85208J109	13D	Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 20, which agreement is set forth on the signature page hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in the Shares by the Reporting Persons

CUSIP No. 85208J109	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2018	W. Whitney George*

By: /s/ W. Whitney George

Meredith George*

By: /s/ Meredith George

The Meredith and Whitney George Family Foundation, Inc.*

By: /s/ W. Whitney George
Name: W. Whitney George
Title: Chairman

*

Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interests therein, and this report shall not be deemed an admission that such person or entity is the beneficial owner of these Shares for purposes of Section 16 of the Exchange Act, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).